[TRIZETTO LOGO]

January 17, 2007

Patrick Gilmore

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Extension to Respond to
December 19, 2006 Comment Letter—File No. 000-27501

Dear Mr. Gilmore:

This letter confirms our conversation yesterday in which you agreed to an extension until January 26, 2007, related to TriZetto’s response to the questions in the December 19, 2006 letter from Kathleen Collins.

We greatly appreciate your allowing us more time to respond. Please feel free to contact me at (949) 719-2215 or jim.sullivan@trizetto.com with any questions or comments.

Very truly yours,

/s/ James J. Sullivan
James J. Sullivan
General Counsel
The TriZetto Group, Inc.

cc:	James C. Malone